

February 28, 2013

Via E-mail
Sallie A. DeMarsilis
Chief Financial Officer and Principal Accounting Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652

     Re: Movado Group, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2012
              Filed March 30, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed May 4, 2012
              Response dated February 14, 2013
              File Nos. 1-16497

Dear Ms. DeMarsilis:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012
Item 1A. Risk Factors, page 12

If the Company loses any of its license agreements . . ., page 15

1. We note your response to comment 1 and your proposed disclosure that "[a]ll of the above mentioned licensed brands are significant to the Company." If any one or more licensed brand represents a material portion of the 46% of your net sales that you otherwise plan to disclose, please disclose the brand, as this information would seem to be material to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. We note your response to comment 3 and that you have aggregated Europe's and the Middle East's contribution to total sales. Please disclose separate percentage numbers for each region's relative contribution to total sales. Alternatively, please explain why you should not disaggregate the percentage number for Europe's and the Middle East's relative contribution to total sales.

Note 7 – Income Taxes, page 86

3. We note your response to comment 11 and read your quarterly assessment of global cash needs. With a view to enhancing transparency, please provide disclosures regarding the facts and circumstances behind the various repatriations of foreign earnings during the reporting periods presented in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Performance-Based Annual Cash Compensation, page 17

4. We note your response to comment 15. Please provide similar or the same disclosure in your future filings. Alternatively, please explain why such disclosure is not material to investors.

5. We note your response to comment 16. Please respond to the bullet points below and tell us what your future disclosure will look like.

• We re-issue the question in the first bullet point in comment 16 in our letter dated January 30, 2013 as it does not appear that you indicate the relative weight given to financial performance measures versus individual performance measures.

• In response to our question in the second bullet point, we note your indication that the financial measures you disclose are not assigned a relative weight to one another. If they are not assigned a relative weight to one another, it is unclear to us what role they serve in awarding compensation under the EPP. For example, please explain whether all of such financial criteria must be met in order for awards to be made. If it is possible for one or some of the criteria to be met in order for awards to be made, disclose which ones and tell us whether such determination is made at the outset of the award period. In this regard, we note that the gross margin percentage was not met but that this had no impact on your determination to grant awards under the plan; please explain why and how much discretion you retain at the time the award is paid.

- We note that you state that each named executive officer proposes a set of performance objectives for the fiscal year which is approved by his/her immediate supervisor, or by the Compensation Committee in the case of the CEO. Please describe the specific and individual performance factors that the Committee considered in its award determination for each named executive officer. In doing so, please help us understand to what extent such objectives are quantitative or qualitative, with a view to understanding how much subjectivity you exercise, and whether you have discretion to pay the award even if any or all of such objectives are not met.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney-Advisor, at (202) 551- 3720 or Mara Ransom, Assistant Director, at (202) 551 - 3264 if you have questions regarding any other comments. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief